UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October, 2003 (Amendment No. 1 to Report No. 5)
For the month of November, 2003 (Amendment No. 1 to Report No. 1)
For the month of February, 2004 (Amendment No. 1 to Report No. 2)
Commission File Number 0-29742

RETALIX LTD.
(Formerly Point of Sale Ltd.)
(Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

EXPLANATORY NOTE: This Report on Form 6-K/A is being furnished for the purpose of amending:

•	The condensed consolidated statements of income, the condensed consolidated balance sheet and condensed consolidated statements of cash flows appearing in Exhibit 10.1 to the Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on October 29, 2003, and (2) Exhibits 1 and 2 to the Report on Form 6-K filed with the SEC on November 21, 2003.

•	The condensed consolidated statements of income, the condensed consolidated balance sheet and condensed consolidated statements of cash flows appearing in Exhibit 10.1 to the Report on Form 6-K filed with the SEC on February 12, 2004.

The amendments result from a restatement of the financial statements of the Company for the years ended December 2001 and 2002, that required the amendment of certain immaterial amounts in the Company’s financial statements for the nine and three month periods ended September 31, 2003 and for the year ended December 31, 2003.

The filing of this Report on Form 6-K/A shall not be deemed an admission that the original Reports on Form 6-K, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

The contents of Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K are hereby incorporated by reference into: (1) the Registrant’s Registration Statement on Form F-3, Registration No. 333-110681; (2) the Registrant’s Registration Statement on Form S-8, Registration No. 333-09840; (3) the Registrant’s Registration Statement on Form S-8, Registration No. 333-12146; (4) the Registrant’s Registration Statement on Form S-8, Registration No. 333-14238; and (5) the Registrant’s Registration Statement on Form S-8, Registration No. 333-109874.

CONTENTS

This report on Form 6-K of the Registrant consists of the following documents, which are hereby attached hereto and incorporated by reference herein:

99.1 Unaudited Consolidated Interim Financial Statements of the Company as of September 30, 2003 and notes thereto
99.2 Operating and Financial Review and Prospects relating to the Unaudited Consolidated Interim Financial Statements of the Company as of September 30, 2003
99.3 Unaudited Consolidated Interim Financial Statements of the Company as of December 31, 2003

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2004	Retalix Ltd. (Registrant) BY: /S/ Guy Geri —————————————— Guy Geri, Controller

Exhibit 99.1

RETALIX LTD.
INTERIM REPORT
(Unaudited)
AT SEPTEMBER 30, 2003

RETALIX LTD.
INTERIM REPORT
(Unaudited)
AT SEPTEMBER 30, 2003

TABLE OF CONTENTS

Page

CONDENSED UNAUDITED INTTERIM CONSOLIDATED FINANCIAL STATEMENTS:
Balance sheets at September 30, 2003 and December 31, 2002	2-3
Statements of income for the nine and three month periods ended
September 30, 2003 and 2002	4
Statements of changes in shareholders' equity for the nine month
periods ended September 30, 2003 and 2002	5
Statements of cash flows for the nine and three month periods ended
September 30, 2003 and 2002	6-7
Notes to Condensed Consolidated financial statements	8-15
Appendix	16

The amounts are stated in U.S. dollars ($) in thousands.

RETALIX LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
AT SEPTEMBER 30, 2003
(Restated, Note 1a)

	September 30, 2003	December 31, 2002
	(Unaudited)	(Audited)
	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	34,334	28,410

Marketable securities	4,195	3,044
Accounts receivable:
Trade	18,381	19,131
Other	1,938	1,371
Inventories	1,246	1,863
Deferred income taxes	2,101	681

T o t a l current assets	62,195	54,500

NON-CURRENT ASSETS:
Marketable securities - bonds	3,714	2,568
Deferred income taxes	1,447	649
Long-term loans to employees	420	508
Amounts funded in respect of employee rights
upon retirement	3,561	3,132
Investment in an associated company	87
Other	353	383

	9,582	7,240

PROPERTY, PLANT AND EQUIPMENT, net	10,439	11,354

GOODWILL	19,125	19,036

OTHER INTANGIBLE ASSETS, net of
accumulated amortization	4,669	6,166

	106,010	98,296

	September 30, 2003	December 31, 2002
	(Unaudited)	(Audited)
	U.S. $ in thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit	4,031	121
Current maturities of long-term loans from banks	5,705	10,003
Accounts payable and accruals:
Trade	4,574	5,447
Employees and employee institutions	4,206	2,501
Current maturities of other liabilities	2,384	2,237
Other	6,468	3,629
Deferred revenues	1,600	3,312

T o t a l current liabilities	28,968	27,250

LONG-TERM LIABILITIES:
Long-term loans from banks, net of current maturities	3,173	5,789
Employee rights upon retirement	5,074	4,471
Other liabilities, net of current maturities	1,716	3,142

T o t a l long-term liabilities	9,963	13,402

CONTINGENT LIABILITIES

T o t a l liabilities	38,931	40,652

MINORITY INTERESTS	903	1,116

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 1.00
par value (authorized: 25,000,000 shares; issued and
outstanding: September 30, 2002 - 11,995,273;
September 30, 2003 - 12,503,076)	3,598	3,483
Additional paid-in capital	36,095	31,252
Retained earnings	26,478	21,793
Accumulated other comprehensive income	5

T o t a l shareholders' equity	66,176	56,528

	106,010	98,296

The accompanying notes are an integral part of these condensed financial statements.

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2003

	Nine months ended September 30		Three months ended September 30
	*2003	*2002	*2003	*2002
	(Unaudited)		(Unaudited)
	U.S. $ in thousands (except per share data)
REVENUES:
Product sales	41,755	32,710	15,672	13,210
Services and projects	24,684	21,197	8,579	7,214

T o t a l revenues	66,439	53,907	24,251	20,424

COST OF REVENUES:
Cost of product sales	12,259	7,758	4,088	3,697
Cost of services and projects	9,168	7,275	3,147	2,604

T o t a l cost of revenues	21,427	15,033	7,235	6,301

GROSS PROFIT	45,012	38,874	17,016	14,123

OPERATING EXPENSES:
Research and development expenses - net	13,222	12,386	4,742	4,341
Selling and marketing expenses - net	15,579	12,802	5,634	4,604
General and administrative expenses	9,636	8,516	3,453	3,102
Other - net	76	31	72	47

T o t a l operating expenses	38,513	33,735	13,901	12,094

OPERATING INCOME	6,499	5,139	3,115	2,029
FINANCIAL EXPENSES - net	156	440	161	166

INCOME BEFORE TAXES ON INCOME	6,343	4,699	2,954	1,863
TAXES ON INCOME	1,772	1,355	844	549

INCOME BEFORE MINORITY INTERESTS	4,571	3,344	2,110	1,314
SHARE IN LOSSES OF AN ASSOCIATED
COMPANY	(56)		(23)
MINORITY INTERESTS IN LOSSES OF
SUBSIDIARIES	170	504	29	308

NET INCOME FOR THE PERIOD	4,685	3,848	2,116	1,622

EARNINGS PER SHARE:
Basic	0.39	0.32	0.17	0.14

Diluted	0.36	0.31	0.16	0.13

WEIGHTED AVEREGE NUMBER OF SHARES
USED IN COMPUTATION OF EARNING PER SHARE (in thousands):
Basic	12,162	11,870	12,356	11,993

Diluted	12,860	12,412	13,283	12,291

* Restated, Note 1a

The accompanying notes are an integral part of these condensed financial statements.

RETALIX LTD.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003

	Share capital	Additional paid-in capital	Retained earnings	Accummulated other comprehensive income	Total
	U.S. $ in thousands

BALANCE AT JANUARY 1, 2003
(audited)**	3,483	31,252	21,793		56,528
CHANGES DURING THE NINE
MONTHS ENDED SEPTEMBER 30,
2003 (unaudited):
Net income**			4,685		4,685
Differences from translation of non dollar
currencies financial statements of
of associated company				5	5

Comprehensive income**					4,690

Issuance of share capital to employees
resulting from exercise of options	112	*4,568			4,680
Issuance of share capital in respect of
acquisition of minority interest in a
subsidiary	3	*135			138
Surplus arising from issuance of options
granted to non-employee		61			61
Gain on issuance of share capital of a
newly formed associated company
to a third party		79			79

BALANCE AT SEPTEMBER 30, 2003
(unaudited)**	3,598	36,095	26,478	5	66,176

BALANCE AT JANUARY 1, 2002
(audited)**	3,427	29,264	16,088		48,779
CHANGES DURING THE NINE
MONTHS ENDED SEPTEMBER 30,
2002 (unaudited):
Net income**			3,848		3,848
Issuance of share capital to employees
resulting from exercise of options	54	*1,885			1,939
Issuance of share capital in respect of
acquisition of minority interest
of a subsidiary	1	*65			66

BALANCE AT SEPTEMBER 30, 2002
(unaudited)**	3,482	31,214	19,936		54,632

* Net of share issuance expenses.
**Restated, Note 1a

The accompanying notes are an integral part of these condensed financial statements

(Continued) – 1

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2003

	Nine months ended September 30		Three months ended September 30
	*2003	*2002	*2003	*2002
	(Unaudited)		(Unaudited)
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	4,685	3,848	2,116	1,622
Adjustments required to reconcile net income
to net cash provided by or used
operating activities:
Minority interests in losses of subsidiaries	(165)	(503)	(31)	(307)
Depreciation and amortization, net	1,735	2,150	564	745
Capital loss (gain) on disposal of fixed assets
and from change in percentage of
shareholding in consolidated subsidiary	75	(15)	75	(3)
Compensation expenses resulting from
options granted to employees of subsidiary	(53)	90		35
Changes in accrued liability for employee
rights upon retirement	603	262	(224)	175
Loss (gain) on amounts funded in respect of
employee rights upon retirement, net	(223)	182	133	72
Net decrease (increase) in marketable
securities	(16)	(362)	9	(797)
Deferred income taxes - net	(2,218)	(45)	(301)	35
Amortization of premium (discount) on
securities	(57)	28	28	6
Other	222	(215)	(20)	(16)
Changes in operating asset and liability items:
Decrease (increase) in accounts
receivable:
Trade	750	(4,922)	691	(6,041)
Other	(578)	1,397	177	1,007
Increase (decrease) in accounts
payable and accruals:
Trade	(873)	1,414	(328)	2,186
Employee, employee institutions and
other	4,605	928	2,499	1,012
Decrease (increase) in inventories	617	441	(45)	161
Increase (decrease) in deferred revenues	(1,712)	(686)	(2,363)	2,486

Net cash provided by operating
activities - forward	7,397	3,992	2,980	2,378

(Concluded) – 2

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2003

	Nine months ended September 30		Three months ended September 30
	*2003	*2002	*2003	*2002
	(Unaudited)		(Unaudited)
	U.S. $ in thousands
Net cash provided by operating
activities - brought forward	7,397	3,992	2,980	2,378

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and other assets	(754)	(1,425)	(373)	(627)
Proceeds from disposal of long-term bank deposits		200		23
Investment in marketable securities held to maturity	(2,224)	(1,599)	1,603	371
Short-term bank and other deposits - net	(5)	16,130	(1,003)	(44)
Amounts funded in respect of employee rights
upon retirement, net	(206)	(479)	3	(203)
Proceeds from sale of dealership activities and from
disposal of property and equipment	77	129	20	17
Collection of long-term loans to employees	198	51	170	42
Long-term loans to employees	(6)	(155)

Net cash provided by (used in) investing activities	(2,920)	12,852	420	(421)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term loan received from a bank		2,922
Short-term bank credit - net	3,910	(898)	2,143	63
Repayment of long-term loans from a bank	(7,143)	(2,806)	(1,971)	(877)
Minority investment in shares of a subsidiary		100		100
Issuance of share capital to employees	4,680	1,939	2,709	519

Net cash provided by (used in) financing activities	1,447	1,257	2,881	(195)

NET INCREASE IN CASH AND CASH
EQUIVALENTS	5,924	18,101	6,281	1,762
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	28,410	9,200	28,053	25,539

BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	34,334	27,301	34,334	27,301

a) Supplementary disclosure of cash flow information - cash
paid during the year for:
Interest	780	531	238	237

Income tax	1,624	913	456	302

b) Supplementary information on investing activities not involving cash flows:

1)	In 2003 and 2002 the Company acquired shares from minority shareholders of a subsidiary in consideration of issuance of share capital of the Company at a total value of approximately $ 138,000 and $ 66,000, respectively.

2)	During the nine month period ended September 30, 2003 the Company recorded $ 79,000 as capital surplus resulting from issuance of share capital of an associated company to a third party.

*Restated, Note 1a

        The accompanying notes are an integral part of these condensed financial statements.

RETALIX LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a.	Restatement of financial statements

Retalix Ltd. (“the Company”) has restated its consolidated financial statements for the three and nine month periods ended September 30, 2003 and 2002, to correct the value assigned to shares issued by its subsidiary, Store Alliance.Com Ltd. (“Store Alliance”), in April 2001 in an exchange for shares in TradaNet Electronic Commerce Services Ltd. (“Tradanet”). That transaction was accounted for as a business combination. In the Company’s previously issued financial statements the aggregate value assigned to the shares issued was approximately $ 1,901,000, or $5.56 per share. These financial statements have been restated to reflect an aggregate value of approximately $ 1,331,000, or $3.89 per share. The price of $3.89 was determined based on a separate cash transaction involving issuance of Store Alliance shares, which closely preceded the Tradanet transaction.

The effect of the restatement on the Company’s net income for the three and nine month periods ended September 30, 2003 and 2002, and retained earnings at, September 30, 2003 and 2002, is shown below:

	Nine months ended September 30		Three months ended September 30
	2003	2002	2003	2002
	U.S. $ in thousands

Net income - as reported	4,651	3,794	2,106	1,604
Effect of restatement	34	54	10	18

Net income - as restated	4,685	3,848	2,116	1,622

Earnings per share:
Basic - as reported	0.38	0.32	0.17	0.13
Effect of restatement	0.01	-,-	-,-	0.01

Basic - restated	0.39	0.32	0.17	0.14

Diluted - as reported	0.36	0.31	0.16	0.13
Effect of restatement	-,-	-,-	-,-	-,-

Diluted - restated	0.36	0.31	0.16	0.13

	September 30, 2003	December 31, 2002
	U.S. $ in thousands

Shareholders equity - retained earnings - as reported	26,653	22,002

Effect of restatement	(175)	(209)

Shareholders equity - retained earnings - restated	26,478	21,793

RETALIX LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial condition and results of operations of the Company and its subsidiaries. These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in the Company’s report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission. The results of operations for the three months and nine months ended September 30, 2003 are not necessarily indicative of results that could be expected for the entire fiscal year.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

d.	Stock based compensation

The Company accounts for its employee stock option plans using the intrinsic value based method of accounting prescribed by APB 25 and related interpretations. The following table illustrates the effect on net income and earning (loss) per share, assuming the Company had applied the fair value recognition provisions of FAS 123 (as amended by FAS 148) to its stock-based employee compensation:

	Nine months ended September 30		Three months ended September 30
	*2003	*2002	*2003	*2002
	(Unaudited)
	U.S. $ in thousands, except earnings per share
Net income, as reported	4,685	3,848	2,116	1,622
Add - stock based employee compensation
expense, included in reported net income	72	95	32	32
Deduct - stock based employee compensation
expense determined under fair value method
for all awards	(1,699)	(4,213)	(430)	(1,106)

Pro forma net income (loss)	3,058	(270)	1,718	548

Earnings (loss) per share:
Basic - as reported	0.39	0.32	0.17	0.14

Basic - pro forma	0.25	(0.02)	0.14	0.05

Diluted - as reported	0.36	0.31	0.16	0.13

Diluted - pro forma	0.24	(0.02)	0.13	0.04

*Restated

RETALIX LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued)

e.	Reclassification

Certain current period figures and comparative figures have been reclassified to confirm with the new presentation.

NOTE 2 – INVENTORIES

Inventories consisted of the following:

	September 30, 2003	December 31, 2002
	Unaudited	Audited
	U.S. $ in thousands

Raw materials and supplies	207	226
Products in process		152
Finished products	1,039	1,485

	1,246	1,863

NOTE 3 – INVESTMENT IN ASSOCIATED COMPANY

In March 2003 the Company, Lipman Electronic Engineering Ltd. and Dai Telecom Ltd. established CellTime Ltd. (“CellTime”). CellTime offers on-line solutions for selling pre-paid cellular air-time at retail points of sale. Each of the three parties holds equal share in CellTime. According to the agreement between the parties, Dai Telecom Ltd. committed to invest $1.25 million in consideration for its share in CellTime.
The amount will be transferred according to terms specified in the agreement. As of September 30, 2003, $0.4 million was transferred to CellTime. As a result the Company recorded $79,000 gain directly to it shareholders’ equity.

NOTE 4 – GOODWILL AND OTHER INTANGIBLE ASSETS:

a.	Goodwill

The changes in the carrying amount of goodwill for the nine month period ended September 30, 2003, are as follows:

	U.S.A.	*Israel	Total
	U.S. $ in thousands

Balance as of January 1, 2003 (audited)	15,626	3,410	19,036
Goodwill attributed to shares of
minority shareholder of a subsidiary
bought during the period		89	89

Balance as of September 30, 2003 (unaudited)	15,626	3,499	19,125

*Restated

RETALIX LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 4 – GOODWILL AND OTHER INTANGIBLE ASSETS (continued):

b.	Other intangible assets:

1)	The following table presents the components of the Company’s acquired intangible assets with definite lives, which are included in other assets in the consolidated balance sheets:

	Weighted average amortization period	Original amount		Amortized balance
		*September 30, 2003	*December 31, 2002	*September 30, 2003	*December 31, 2002
		Unaudited	Audited	Unaudited	Audited
	years	U.S. $ in thousands
Software development costs	3.0	411	411	-;-	-;-
Software rights and web site
development costs	3.0	2,078	2,078	287	377
Customer base	5.6	3,838	3,838	1,795	2,342
Maintenance agreements	6.0	2,360	2,360	1,205	1,505
Acquired technology	4.5	1,702	1,702	711	1,098
Distribution rights	7.0	960	960	597	642
Other identified intangible assets	3.0	352	352	74	152

Total	4.9	11,701	11,701	4,669	6,166

*Restated

2)	Intangible assets amortization expenses were approximately $ 1,500,000 and $ 1,506,000 in the nine months periods ending September 30, 2003 and 2002, respectively. Projected amortization expenses for the 12 month periods beginning October 1, 2004,2005,2006,2007 and 2008 are approximately $ 1,946,000, $ 1,428,000, $ 818,000, $ 362,000 and $ 115,000 respectively.

RETALIX LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 5 – CONTINGENT LIABILITIES (continued):

Law suits against the Company and its subsidiaries:

1)	In August, 2000, the Company, together with its subsidiary, P.O.S (Restaurant Solutions) Ltd. (“P.R.S.”) filed a claim in the Tel-Aviv District Court asking for injunctions, accounts and damages (evaluated, for the purpose of court fees, at 3,000,000 NIS) against two shareholders of P.R.S. who own the minority interest in P.R.S. and who were also directors and employees of P.R.S. The Company and its subsidiary claim that the defendants caused them severe damages due to the manner of their conduct as employees and directors of P.R.S., during their employment, and by infringing their rights by developing software that infringes on the rights of the Company and its subsidiary. The defendants filed a Statement of Defense. In January 2003, the District Court transferred the file to the Labor Court. The Company and its subsidiary are preparing an appeal to this decision, which they intend to submit to High Court of Israel within a short time.
In 2002 these minority shareholders of P.R.S. filled a counterclaim for the amount of $4,000,000. The company and its subsidiary are preparing a Statement of Defense as well as a counterclaim, which they intend to submit within a short time. The management of the Company is of the opinion that it has meritorious defenses against this claim and believes that the claim will not have a material effect on its financial statements. No provision has been made in respect of these claims.

2)	In 1998, prior to the acquisition of R.C.S. by the Company, a legal claim was filed against R.C.S’s by a customer, for an amount of approximately $1,300,000, including consequential damages and loss of revenue. The suit claims that R.C.S breached its contract with the customer and fraudulently misrepresented facts about the product sold to the customer.
An additional claim filed against R.C.S , prior to its acquisition by the Company, by a dealer who sold one of R.C.S’s products early in 1994, states that promised features and enhancements were never delivered. The damages claimed in this suit are in excess of $200,000.
These claims are handled by R.C.S’s Errors and Omissions Insurers. The limit of liability of the Company’s relevant Errors and Omissions insurance is $1,000,000 per claim and in aggregate. The management of R.C.S is of the opinion that it has meritorious defenses against these claims and believes that they will not have a material effect on its financial statements. No provision has been made in respect of these claims.

3)	In December 2002, a legal claim for an amount of approximately $240,000, was lodged against the Company’s subsidiary Palm Point, by an Israeli customer. The claim is for damages allegedly caused by services not duly provided by Palm Point. In February 2003, Palm Point filed a Statement of Defense that rejects the claim entirely. The management of Palm Point is of the opinion that Palm Point has meritorious defenses against the suits. No provision has been made in respect of this claim.

RETALIX LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 6 – OTHER LIABILITIES

These liabilities are associated with executory unfavorable contracts assumed in the purchase of three of the Company’s subsidiaries.

These liabilities are to be amortized in the following years, based on the contracts terms, as follows:

September 30, 2003
(Unaudited)
U.S. $ in thousands

First year - current maturities	2,384
Second year	1,470
Third year	197
Forth year	49

4,100

NOTE 7 – FINANCIAL INFORMATION BY BUSINESS SEGMENT

Financial data relating to reportable geographical segments:

	Nine months ended September 30		Three months ended September 30
	2003	2002	2003	2002
	(Unaudited)
	U.S. $ in thousands
Revenues:
U.S.A	47,751	32,475	17,743	13,354
Israel	8,729	7,231	2,950	2,156
International*	9,959	14,201	3,558	4,914

Total revenue	66,439	53,907	24,251	20,424

* The
international
segment includes
revenues from
customers in
Europe	8,181	12,802	3,009	4,448

RETALIX LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 8 – NEW ACCOUNTING STANDARDS

a.	FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (FIN 46). Under this FIN entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements.

The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to February 1, 2003, the provisions of FIN 46 were required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. However, in October 2003, the FASB deferred the effective date of FIN 46 to the end of the first interim or annual period ending after December 15, 2003 for those arrangements entered into prior to February 1, 2003.

The Company does not expect the adoption of FIN 46 to have a material effect on its consolidated financial statements.

b.	FAS 150

In May 2003, the FASB issued FAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires an issuer classify a financial instrument within its scope as a liability, or an asset in some circumstances. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except that certain provisions have been deferred pursuant to FSP No. FAS 150-3. FAS 150 has no impact on these consolidated financial statements.

RETALIX LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 9 – EARNING PER SHARE (“EPS”) DATA

Following are data relating to the nominal value of shares – basic and diluted used for the purpose of computing EPS:

	Nine months ended September 30		Three months ended September 30
	2003	2002	2003	2002
	(Unaudited)
	Number of shares in thousands
Weighted average number of shares
issued and outstanding- used in
computation of basic earning per share	12,162	11,870	12,356	11,993
Add incremental shares from assumed
exercise of options	698	542	927	298

Weighted average number of
shares used in computation
of diluted earnings per share	12,860	12,412	13,283	12,291

NOTE 10 – SUBSEQUENT EVENTS:

a.	In October 2003, a subsidiary of the Company, Store Alliance entered into a memorandum of understanding with IsraCard Ltd. according to which Store Alliance will issue 13% of its shares to IsraCard Ltd. for a total consideration of approximately $2.5 million.

b.	On November 3, 2003, Leumi Card Ltd. lodged a legal claim against CellTime. The claim alleges that CellTime breached its commitment to sign a service agreement with Leumi Card Ltd. The management of CellTime is of the opinion that CellTime has meritorious defenses against this suit.

RETALIX LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

APPENDIX-VALUATION AND QUALIFYING ACCOUNTS
Nine and three month periods ended September 30, 2003 and 2002

	Balance at beginning period	Additions to reserves	Balance at end of period
	U.S. $ in thousands

a. Allowance for doubtful accounts:
Nine months ending September 30, 2003	2,066	520	2,586

Three months ending September 30, 2003	1,807	779	2,586

Nine months ending September 30, 2002	1,435	1,035	2,471

Three months ending September 30, 2002	2,084	387	2,471

b. Valuation allowance for deferred tax assets:
Nine months ending September 30, 2003	902	502	1,404

Three months ending September 30, 2003	1,455	(51)	1,404

Nine months ending September 30, 2002	1,407	845	2,252

Three months ending September 30, 2002	2,255	(3)	2,252

Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements, the related notes to these financial statements and “Item 5 – Operating and Financial Review and Prospects” included in Retalix’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2002 and the unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2003 contained in this Report on Form 6-K and the related notes to such unaudited interim consolidated financial statements.

        Except for historical information contained in this report, the matters discussed below are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Retalix’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements, including the factors that are discussed in Retalix’s Annual Report on Form 20-F/A and its other filings with the U.S. Securities and Exchange Commission (the “SEC”). Retalix’s actual results may differ materially from those anticipated in these forward-looking statements. Retalix undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are advised, however, to consult any additional disclosures that Retalix may make in its Reports on Form 6-K or other reports furnished or filed with the SEC.

        Unless the context otherwise requires, all references in this Report on Form 6-K to “Retalix,” “we,” “our,” “us” and the “Company” refer to Retalix Ltd. and its consolidated subsidiaries.

Restatement of Financial Statements

        We have restated our consolidated financial statements for the three and nine month periods ended September 30, 2003 and 2002, to correct the value assigned to shares issued by our subsidiary, Store Alliance.Com Ltd. (“Store Alliance”), in April 2001 in an exchange for shares in TradaNet Electronic Commerce Services Ltd. (“Tradanet”). That transaction was accounted for as a business combination. In the our previously issued financial statements the aggregate value assigned to the shares issued was approximately $ 1,901,000, or $5.56 per share. The financial statements for the periods ended September 30, 2003 and 2002 have been restated to reflect an aggregate value of approximately $ 1,331,000, or $3.89 per share. The price of $3.89 was determined based on a separate cash transaction involving issuance of Store Alliance shares, which closely preceded the Tradanet transaction.

Critical Accounting Policies

        The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements and related footnotes. Our management bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances. Our actual results could differ from these estimates under different assumptions or conditions. Please refer to Item 5 of our Annual Report on Form 20-F/A for the year ended December 31, 2002.

1

        In addition, during 2003, new accounting standards have been issued:

a.	FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (FIN 46). Under this FIN entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements.

The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to February 1, 2003, the provisions of FIN 46 were required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. However, in October 2003, the FASB deferred the effective date of FIN 46 to the end of the first interim or annual period ending after December 15, 2003 for those arrangements entered into prior to February 1, 2003.
The Company does not expect the adoption of FIN 46 to have a material effect on its consolidated financial statements.

b.	FAS 150

In May 2003, the FASB issued FAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires an issuer classify a financial instrument within its scope as a liability, or an asset in some circumstances. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except that certain provisions have been deferred pursuant to FSP No. FAS 150-3. FAS 150 has no impact on the Company’s consolidated financial statements.

Results of Operations

Nine months ended September 30, 2003 Compared to nine months ended September 30, 2002

        Revenues

        Revenues consist primarily of product sales and revenues generated by services and projects. We derive our revenues primarily from the licensing of integrated software products and provision of related maintenance, customization and implementation and support services. In addition, we provide market information and messaging services.

        Revenues increased from $53.9 million for the first nine months of 2002 to $66.4 million for the first nine months of 2003, or approximately 23.2%. This resulted primarily from an increase in sales to customers in the United States both in the supermarket and convenience stores sectors, where revenues increased from $32.5 million for the first nine months of 2002 to $47.8 million for the first nine months of 2003, or approximately 47.0%. Revenues from international customers including Europe, South Africa, Australia and the Far East decreased from $14.2 million for the first nine months of 2002 to $10.0 million for the first nine months of 2003, primarily due to several large sales in 2002. We expect our international revenues to fluctuate from period to period for the near term, as these sales are still effected to a large extent by a low number of relatively large customers.

2

Product Sales. Product sales primarily consist of the sale of software. These sales are occasionally bundled with hardware. We recognize revenues from sales of our software products upon delivery (with regard to hardware sales – at the point of when the title passes to the customer), subject to persuasive evidence that an arrangement exists, when the sales price is fixed or determinable, when our ability to collect payment is probable and we have no material obligations remaining under the sales agreements. We recognize revenues from transactions involving resellers when our software products are delivered to end-users. Revenues from product sales increased from $32.7 million for the first nine months of 2002 to $41.8 million for the first nine months of 2003, or approximately 27.7%, as a result of increased revenues derived primarily from sales in the United States.

Services and Projects. Service and project revenues are generated primarily from customization and implementation of products, support, maintenance and market information services, and messaging and other services. Revenues from projects are recognized upon completion. Revenues from rendering maintenance services and services with regard to market information are recognized ratably, over the period of the contract or as services are performed. Revenues from services and projects increased from $21.2 million for the first nine months of 2002 to $24.7 million for the first nine months of 2003, or approximately 16.5%, primarily due to the increase in revenues associated with project work for customers in the United States.

        Cost of Revenues

        Cost of revenues is comprised of the cost of product sales and the cost of services and projects. In addition we are obligated to pay the Israeli government royalties at a rate of 2% to 5% on revenues on specific products resulting from grants we receive from the Israeli Chief Scientist in connection with its research and development encouragement program, up to a total of 100% of the grants received. These royalties are presented as part of our cost of revenues.

Cost of Product Sales. Cost of product sales consists of costs related to product installation and hardware. Cost of product sales increased from $7.8 million for the first nine months of 2002 to $12.3 million for the first nine months of 2003, or approximately 58.0%. This increase as well as the increase in this item as percentage of product revenues resulted primarily from an increase in hardware associated sales, primarily generated by our StoreNext USA subsidiary, which was established and consolidated into our financial statements beginning in the third quarter of 2002.

Cost of Services and Projects. Cost of services and projects consists of costs directly attributable to service and project sales, including software support, maintenance services, market information services, messaging and other services. Cost of services and projects increased from $7.3 million for the first nine months of 2002 to $9.2 million for the first nine months of 2003, or approximately 26% as a result of additional projects and services rendered, as reflected in the increase of revenues generated by these items. These expenses has also increased slightly in terms of percentage from revenues associated with projects and services from 34% in 2002 to 37% in 2003.

        Operating Expenses

        Operating expenses consist of research and development expenses, net, sales and marketing expenses, net and general and administrative expenses.

3

        Research and Development Expenses, Net

        Research and development expenses, net, consist primarily of salaries, benefits and depreciation of equipment for software developers. These expenses are net of the amount of grants received from the Israeli government for research and development activities. Research and development expenses, net, increased from $12.4 million for the first nine months of 2002 to $13.2 million for the first nine months of 2003, or approximately 6.7%. The increase was primarily a result of the increase in development resources used for new and enhanced solutions, and the efforts invested in modifying existing and new products to new technology environments, new combinations of retail formats and market requirements as set by leading chains. We continued to invest significant development resources in our new e-marketplace and browser-based technologies, as well as our development of new versions of our products and solutions based on the Microsoft .Net platform.

        Sales and Marketing Expenses

        Sales and marketing expenses, net, consist primarily of salaries, travel, trade shows, public relations and promotional expenses. We presently compensate our sales force through salaries and incentives. As we focus our efforts on selling our products directly, we also pay some of our sales personnel commissions. Sales and marketing expenses have increased significantly over the last few years as we have intensified our efforts to strengthen our marketing channels, particularly through direct sales.

        Sales and marketing expenses, net, increased from $12.8 million for the first nine months of 2002 to $15.6 million for the first nine months of 2003, or approximately 21.7%. The increase was primarily a result of our intensified efforts in our new business-to-business initiatives and also due to the strengthening of sales and marketing infrastructure as part of the objective to enter into new markets in the United States and other parts of the world. We anticipate that sales and marketing expenses, net, will continue to increase in absolute dollars to the extent we expand our operations. As we devote increasing resources to our sales and marketing efforts, such expenses as a percentage of revenues may increase as well.

        General and Administrative Expenses

        General and administrative expenses consist primarily of compensation, professional fees and regular administrative expenses. These expenses have increased in recent years due to the increase in our facilities requirements, expenses incurred as a result of the growth of our business, and the establishment of new joint ventures. . General and administrative expenses increased from $8.5 million for the first nine months of 2002 to $9.6 million for the first nine months of 2003, or approximately 13.2%. As a percentage of revenues, these expenses decreased from 15.8% of revenues for the first nine months of 2002 to 14.5% for the first nine months of 2003. We anticipate that general and administrative expenses may increase in absolute dollar amounts to the extent that we expand our operations.

        Other General (Income) Expenses, Net

        Other general (income) expenses, net, consists primarily of losses and write-offs incurred in connection with sales of fixed assets and disposition of leasehold improvements.

        Financial (Income) Expenses, Net

        Financial (income) expenses, net, consists primarily of interest earned on bank deposits and securities, interest paid on loans and credit from banks and gains and losses from the appreciation or depreciation of monetary balance sheet items denominated in non-dollar currencies reflected in our financial statements in dollar terms. Financial (income) expenses, net, decreased from $440,000 for the nine months ended September 30, 2002 to $156,000 for the nine months ended September 30, 2003, primarily due to the significant appreciation of the U.S. dollar against the New Israeli Shekel in the first nine months of 2002 as compared to the corresponding period in 2003 and as a result, the significant U.S. dollar devaluation of the Company’s net current assets which are denominated in New Israeli Shekels during the first nine months of 2002.

4

        Minority Interest in Losses of Subsidiaries

        For the first nine months of 2003, the minority interest in losses of our subsidiaries was $170,000, compared to $504,000 for the first nine months of 2002. This amount reflects our pro rata minority share in losses of our subsidiaries.

        Corporate Tax Rate

        Our effective tax rate was 27.9% for the first nine months of 2003 with a tax expense of $1.8 million and a pre-tax income of $6.3 million. For the first nine months of 2002, our tax expense amounted to $1.4 million with a pre-tax income of $4.7 million, an effective tax rate of 28.8%. These relatively low tax rates are primarily a result of the fact that our investment programs were granted the status of an approved enterprise under Israel’s Law for Encouragement of Capital Investments, 1959. Under the approved enterprise program, we are entitled to reductions in the tax rate normally applicable to Israeli companies with respect to income generated from our approved enterprise investments. We are also entitled to certain tax exemptions in connection with our approved enterprise investments.

Liquidity and Capital Resources

        We had cash and cash equivalents of approximately $34.3 million as of September 30, 2003. Our total financial balances, including cash and cash equivalents, short-term bank deposits and marketable securities, amounted to approximately $42.3 million as of September 30, 2003.

        Net cash provided by operating activities was approximately $7.4 million for the first nine months of 2003, compared to approximately $4.0 million for the first nine months of 2002.

        Net cash used in investing activities was approximately $2.9 million for the first nine months of 2003, compared to net cash provided by investing activities for the first nine months of 2002 of approximately $12.9 million. Net cash used in investing activities for the first nine months of 2003 was primarily attributable to investments in securities. Net cash provided by investing activities for the first nine months of 2002 was primarily attributable to maturity of short-term bank deposits, net of investments in marketable securities and acquisitions of fixed assets.

        Net cash provided by financing activities for the first nine months of 2003 was $1.5 million, primarily attributable to proceeds from issuance of shares upon the exercise of options held by employees and increase in short term bank debt net of repayment of long term bank loans. For the first nine months of 2002, net cash provided by financing activities was approximately $1.3 million, primarily attributable to proceeds from the issuance of shares upon the exercise of options held by employees.

        Our capital expenditures, principally the purchase of fixed assets, were $754,000 for the first nine months of 2003, as compared to $1.4 million for the first nine months of 2002.

        Outstanding loans we received which were used primarily to finance recent acquisitions and to some extent also current operations:

        In January 2000, we entered into a mortgage with Bank Leumi for approximately $1.7 million to finance additional office space in the building in which our headquarters is located, in Raanana Israel. As of September 30, 2003, the outstanding principal balance of this bank loan was approximately $453,000. The mortgage bears interest annually at the London Interbank Offered Rate plus 0.45%. The mortgage is secured by a lien on our securities portfolio.

5

        In August 2000, we borrowed $10.0 million from Bank Leumi. Borrowings under this loan bear interest at the London Interbank Offered Rate plus 0.5%. As of September 30, 2003, the outstanding principal balance of this bank loan was approximately $4 million.

        In December 2000, we borrowed $5.0 million from the United Mizrahi Bank. Borrowings under this loan bear interest at the London Interbank Offered Rate plus 0.5%. As of September 30, 2003, the outstanding principal balance of this bank loan was approximately $2 million.

        In December 2001, we borrowed a loan denominated in New Israeli Shekels from Bank Leumi in the amount of $2.3 million. Borrowings under this loan bear interest at the Prime Rate minus 0.3%. As of September 30, 2003, the outstanding principal balance of this bank loan was $2.25 million.

        Other then limited involvement in foreign currency forward contracts described below, we have no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. We may be subject to concentrations of credit risk from financial balances, consisting principally of cash and cash equivalents, short-term bank deposits, trade and unbilled receivables and investments in marketable securities. We invest our cash and cash equivalents and marketable securities in U.S. dollar deposits with major Israeli and U.S. banks. We believe that the financial institutions that hold our investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

        Most of our revenue has historically been generated from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. We perform ongoing credit evaluations of our customers and we generally do not require collateral. An appropriate allowance for doubtful accounts is included in the accounts receivables.

        The fair value of the financial instruments included in our working capital is usually identical or close to their carrying value. The fair value of non current assets and long-term loans and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

        We have only limited involvement with derivative financial instruments. We carry out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting under FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities ” (“FAS 133”).

        As of September 30, 2003, we are party to one foreign currency forward contract for conversion of British Pounds Sterling into a notional amount of U.S. dollars of approximately $2.35 million. The fair value of that contract as of September 30, 2003 reflects a liability in the amount of $120,000, which was charged to financial expenses.

        Our management believes that our financial reserves will be sufficient to fund our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

Quantitative and Qualitative Disclosures About Market Risk

Reference is made to “Item 11 — Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F/A for the year ended December 31, 2002.

The following table presents further information relating to our long term debt as of September 30, 2003:

6

Contractual Obligations (U.S. dollars in thousands) *	Total	Less than 1 year	1-3 years
Long-Term Debt (including current maturities)	8,878	5,705	3,173

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

        Most of our sales are denominated in dollars or are dollar linked. However, a significant portion of our expenses, primarily expenses associated with employee compensation, is denominated in New Israeli Shekel, or NIS, unlinked to the dollar. A devaluation of the NIS in relation to the dollar has the effect of decreasing the dollar value of any asset of ours, which consists of NIS or receivables payable in NIS or British Pounds Sterling, unless such receivables are linked to the dollar. Such a devaluation also has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS or British Pounds Sterling, unless such expenses or payables are linked to the dollar. Conversely, any increase in the value of the NIS or British Pounds Sterling in relation to the dollar has the effect of increasing the dollar value of any of our unlinked NIS or British Pounds Sterling assets and the dollar amounts of any of our unlinked NIS or British Pounds Sterling liabilities and expenses. In addition, some of our expenses, such as salaries for our Israeli based employees are linked to some extent to the inflation in Israel. An increase in inflation which is not offset by a devaluation of the NIS relative to the U.S. dollar, can cause our expenses to increase.

        Because exchange rates between the NIS and the dollar fluctuate continuously, albeit with a historically declining trend in the value of the NIS, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results.

        We currently intend to use the net proceeds of any offering by us for general corporate purposes. General corporate purposes may include working capital, capital expenditures and/or repayment of debt.

7

Exhibit 99.3

Retalix Fourth Quarter 2003 Results

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31		Three months ended December 31
	2003	*2002	2003	*2002
	U.S. $ in thousands (except per share data)

REVENUES:
Product sales	58,432	47,280	16,677	14,570
Services and projects	33,625	29,173	8,941	7,976

T o t a l revenues	92,057	76,453	25,618	22,546

COST OF REVENUES:
Cost of product sales	16,576	11,970	4,317	4,212
Cost of services and projects	12,440	10,141	3,272	2,866

T o t a l cost of revenues	29,016	22,111	7,589	7,078

GROSS PROFIT	63,041	54,342	18,029	15,468

OPERATING INCOME (EXPENSES):
Research and development expenses - net	(18,344)	(17,036)	(5,122)	(4,650)
Selling and marketing expenses	(21,542)	(18,111)	(5,963)	(5,309)
General and administrative expenses	(13,345)	(12,455)	(3,709)	(3,938)
Other general income (expenses) - net	(62)	1,043	14	1,074

T o t a l operating expenses	(53,293)	(46,559)	(14,780)	(12,823)

INCOME FROM OPERATIONS	9,748	7,783	3,249	2,645
FINANCIAL INCOME (EXPENSES), net	(95)	(499)	61	(59)
GAIN ARISING FROM ISSUANCE OF SHARES BY
INCOME BEFORE TAXES ON INCOME	10,721	7,284	4,378	2,586
TAXES ON INCOME	2,639	2,103	867	748

INCOME AFTER TAXES ON INCOME	8,082	5,181	3,511	1,838

SHARE IN LOSSES OF AN ASSOCIATED COMPANY	90		34
MINORITY INTERESTS IN LOSSES OF
SUBSIDIARIES	288	524	118	20

NET INCOME FOR THE PERIOD	8,280	5,705	3,595	1,858

EARNINGS PER SHARE:
Basic	0.67	0.48	0.28	0.15

Diluted	0.63	0.46	0.26	0.15

WEIGHTED AVERAGE NUMBER OF SHARES USED
IN COMPUTATION OF EARNINGS PER
SHARE - in thousands:
Basic	12,323	11,902	12,803	11,997

Diluted	13,083	12,395	13,767	12,132

*Restated, Note a

Retalix Fourth Quarter 2003 Results

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31
	2003	*2002
	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	46,093	28,410
Marketable securities	5,035	3,044
Accounts receivable:
Trade	20,920	19,131
Other	1,813	1,371
Inventories	1,053	1,863
Deferred income taxes	2,402	681

T o t a l current assets	77,316	54,500

NON-CURRENT ASSETS:
Marketable securities - bonds	3,519	2,568
Deferred income taxes	1,286	649
Long-term receivables	1,054	508
Amounts funded in respect of employee rights upon
retirement	3,733	3,132
Other	432	383

	10,024	7,240

PROPERTY, PLANT AND EQUIPMENT, net	10,129	11,354

GOODWILL	19,055	19,036

OTHER INTANGIBLE ASSETS, net of accumulated
amortization	4,079	6,166

	120,603	98,296

Retalix Fourth Quarter 2003 Results

	December 31
	2003	*2002
	U.S. $ in thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit	5,677	121
Current maturities of long-term bank loans	3,368	10,003
Accounts payable and accruals:
Trade	5,138	5,447
Employees and employee institutions	4,882	2,501
Current maturities of other liabilities	2,439	2,237
Other	6,510	3,629
Deferred revenues	3,572	3,312

T o t a l current liabilities	31,586	27,250

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	4,700	5,789
Employee rights upon retirement	5,405	4,471
Other liabilities, net of current maturities	1,149	3,142

T o t a l long-term liabilities	11,254	13,402

T o t a l liabilities	42,840	40,652

MINORITY INTERESTS	2,117	1,116

SHAREHOLDERS' EQUITY :
Share capital - ordinary shares of NIS 1.00
par value (authorized: 25,000,000
shares; issued and outstanding:
December 31, 2003 -12,976,695 shares;
December 31, 2002 - 11,993,404 shares)	3,704	3,483
Additional paid in capital	41,864	31,252
Retained earnings	30,073	21,793
Accumulated other comprehensive income	5

T o t a l shareholders' equity	75,646	56,528

	120,603	98,296

*Restated, Note a

Retalix Fourth Quarter 2003 Results

(Continued) – 1

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31		Three months ended December 31
	2003	*2002	2003	*2002
	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	8,280	5,705	3,595	1,858
Adjustments required to reconcile net income to
net cash provided by operating activities:
Minority interests in losses of subsidiaries	(288)	(524)	(118)	(20)
Depreciation and amortization, net	2,323	2,710	588	496
Gain arising from issuance of shares by a subsidiary	(1,068)		(1,068)
Tax benefits relating to employee and other option grants	1,101		1,101
Share in losses of an associated company	90		34
Capital gain from sale of dealership activity		(1,079)		(1,079)
Compensation expenses resulting from shares and
options granted to employees and non employees	307	47	360	(43)
Changes in accrued liability for employee
rights upon retirement	934	586	331	324
Losses (gains) on amounts funded in respect of
employee rights upon retirement	(311)	121	(88)	(61)
Deferred income taxes - net	(2,358)	(760)	(140)	(715)
Net decrease (increase) in marketable securities	(536)	429	(520)	791
Amortization of premium (discount) on debt securities	(42)	69	15	41
Other	149	(60)	(97)	169
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	(2,540)	(2,558)	(3,290)	2,808
Other	(387)	2,246	191	849
Increase (decrease) in accounts payable and accruals:
Trade	(309)	2,625	564	1,211
Employees, employee institutions and other	5,323	1,901	718	973
Decrease (increase) in inventories	810	(41)	193	(482)
Increase (decrease) in deferred revenues	260	(1,367)	1,972	(1,125)

Net cash provided by operating activities - forward	11,738	10,050	4,341	5,995

Retalix Fourth Quarter 2003 Results

(Continued) – 2

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31		Three months ended December 31
	2003	*2002	2003	*2002
	U.S. $ in thousands

Net cash provided by operating activities - brought forward	11,738	10,050	4,341	5,995

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of an investment in
long-term bank deposit		200
Short-term bank deposits - net	(5)	16,390		260
Investment in marketable securities held to maturity	(2,364)	(4,326)	(140)	(2,727)
Purchase of property, equipment and other assets	(1,008)	(1,729)	(254)	(304)
Proceeds from sale of dealership activity and from
disposal of property and equipment	150	1,264	73	1,135
Amounts funded in respect of employee rights
upon retirement, net	(290)	(666)	(84)	(187)
Long-term loans granted to employees	(27)	(158)	(21)	(3)
Collection of long-term loans from employees	297	99	99	48

Net cash provided by (used in) investing activities	(3,247)	11,074	(327)	(1,778)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term bank loans received from banks	2,278	2,922	2,278
Proceeds from issuance of shares of subsidiary to a
third party	2,458	37	2,458
Repayment of long-term bank loans	(10,257)	(6,006)	(3,114)	(3,200)
Issuance of share capital to employees	9,157	1,978	4,477	39
Short-term bank credit - net	5,556	(845)	1,646	53

Net cash provided by (used in) financing activities	9,192	(1,914)	7,745	(3,108)

NET INCREASE IN CASH AND CASH EQUIVALENTS	17,683	19,210	11,759	1,109
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	28,410	9,200	34,334	27,301

BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	46,093	28,410	46,093	28,410

*Restated, Note a

Retalix Fourth Quarter 2003 Results

(Concluded) – 3

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31		Three months ended December 31
	2003	2002	2003	2002
	U.S. $ in thousands

(a) Supplementary disclosure of cash flow information -
cash paid during the period for:
Interest	1,123	724	343	193

Income tax	1,328	1,226	296	770

(b) Supplementary information on investing activities not involving cash flows:

1)	In the year ended December 31, 2003 and 2002 the Company acquired shares from minority shareholders of a subsidiary in consideration of issuance of share capital of the Company at a total value of approximately $ 138,000 and $ 66,000, respectively.

2)	In the year ended December 31, 2003 the Company recorded $ 79,000 as capital surplus resulting from issuance of share capital of a newly formed associated company to a third party.

Retalix Fourth Quarter 2003 Results

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a. Restatement of financial statements

Retalix Ltd. (the “Company”) has restated its consolidated financial statements for the year ended December 31, 2002 and for the three month period ended December 31, 2002, to correct the value assigned to shares issued by its subsidiary, Store Alliance.Com Ltd. (“Store Alliance”), in April 2001 in an exchange for shares in TradaNet Electronic Commerce Services Ltd. (“Tradanet”). That transaction was accounted for as a business combination. In the Company’s previously issued financial statements the aggregate value assigned to the shares issued was approximately $ 1,901,000, or $5.56 per share. These financial statements have been restated to reflect an aggregate value of approximately $ 1,331,000, or $3.89 per share. The price of $3.89 was determined based on a separate cash transaction involving issuance of Store Alliance shares, which closely preceded the Tradanet transaction.

The effect of the restatement on the Company’s net income for the year ended, and the three month period ended, and retained earnings at, December 31 2002, is shown below:

	Year ended December 31	Three months ended December 31
	2002	2002

Net income - as reported	5,633	1,839
Effect of restatement	72	19

Net income - as restated	5,705	1,858

Earnings per share:
Basic - as reported	0.47	0.15
Effect of restatement	0.01	-,-

Basic - restated	0.48	0.15

Diluted - as reported	0.45	0.15
Effect of restatement	0.01	-,-

Diluted - restated	0.46	0.15

December 31
2002

Shareholders equity - retained
earnings - as reported	22,002
Effect of restatement	(209)

Shareholders equity - retained
earnings - restated	21,793

b. Reclassification

    Certain comparative figures have been reclassified to confirm with the new presentation.